EXHIBIT 12
NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
(dollars in millions)	2007	2006	2005	2004	2003

EARNINGS AVAILABLE TO FIXED CHARGES:
Income from continuing operations before income taxes	$628.9	$514.9	$463.4	$197.9	$360.3
Adjustment - - equity in earnings of affiliates	(0.1)	(0.9)	(0.9)	(0.9)	—
Fixed charges -
Interest expense	131.7	155.0	142.1	129.7	140.1
Portion of rent determined to be interest (1)	29.8	27.9	34.2	33.4	31.9

	$790.3	$696.9	$638.8	$360.1	$532.3

FIXED CHARGES:
Interest expense	$131.7	$155.0	$142.1	$129.7	$140.1
Portion of rent determined to be interest (1)	29.8	27.9	34.2	33.4	31.9

	$161.5	$182.9	$176.3	$163.1	$172.0

RATIO OF EARNINGS TO FIXED CHARGES	4.89	3.81	3.62	2.21	3.09

(1)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.